Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Pzena Investment Management, Inc. of our report dated March 30, 2007 with respect to our audit of the financial statements of Pzena Large Cap Value Fund II as of December 31, 2006 and for the period from August 1, 2006 (Commencement of Operations) to December 31, 2006, which report is included in Pzena Investment Management, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the reference to our Firm under the caption "Experts."

/s/ J. H. Cohn LLP
Roseland, New Jersey
November 13, 2008